Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX
January 3, 2023

Letter to Shareholders

Dear IperionX Shareholders,

As we enter 2023 with confidence, I wanted to take a moment to reflect on the past year of rapid progress and achievements and share our conviction with you, our valued shareholders, in the future of our company.

I want to summarize the progress in our two main businesses - Metals Technology and Critical Minerals – and lay out our priorities for 2023.

Metals Technology

The IperionX Metals Technology business controls over 40 patented titanium manufacturing technologies that have the potential to significantly reduce the cost and carbon emissions of titanium metal production.

Titanium is a superior metal, prized for its high strength-to-weight ratio and superior corrosion resistance. However, due to historically high production costs, titanium metal is typically only used in high-end applications in the aerospace, defense, and medical industries. We believe that our technologies could make titanium metal cost-effective with aluminum and stainless steel, metals that have combined annual markets of ~ $480  billioni, and capturing just a small fraction of these markets would activate exponential growth.  I discussed the potential revolutionary nature of this innovation with Harvard Business School professor Willy Shih, a conversation he recounted in his July 10, 2022 Forbes article entitled “Manufacturing Process Innovations: A ‘Bessemer Moment’ for Titanium?”

IperionX is now a leading low carbon, circular titanium metal producer.  We are producing high quality titanium powder from titanium scrap at our pilot production facility in Utah and we have used these high-quality titanium powders to accelerate our commercial sales program with over 40 potential customers that want low carbon, circular titanium metal.  The highest priority customers have successfully progressed from the exchange of technical data; to titanium metal powder qualification and then onto titanium part prototyping.

IperionX’s first customer was the luxury watch maker Panerai, a division of the leading luxury goods company Richemont.  Our contract with Panerai validates the performance of our patented titanium technologies and the quality of our low carbon, circular titanium metal powders, which are superior to aluminum and stainless-steel in most applications.

This validation is important for customers in our other high priority sales verticals – especially the global automotive, bicycle and consumer electronic markets.  These global markets are many times larger than luxury watches and offer IperionX a near-term pathway to rapidly scale our business.

For example, the Swiss watch industry produces ~13 million watches p.a.ii for a select group of global customers that expect the highest quality, strength and sustainability metrics from their watch purchase.  In comparison, the global smart watch market is over 173 million units p.a.iii with a like-minded customer base who also demands strength, quality and sustainability.  In addition to smart watches, the global consumer electronic market extends to tablets, laptop computers and mobile phones.

In September 2022 we announced that South Boston, Virginia would be the site for our Titanium Demonstration Facility.  We expect to begin construction of this compelling project in mid-2023 and forecast that it will produce at a start-up capacity of 125 tonnes p.a.  Once commissioned, we intend to quickly expand capacity of the facility to commercial scale - in a low risk, modular fashion.

Corporate Office	Tennessee Office	Salt Lake City Office

129 W Trade St, Suite 1405 Charlotte, NC 28202	279 West Main St, Camden, TN 38320	1782 W 2300 S, West Valley City, UT 84119

The potential economics of our Metals Technology business are highly attractive.  Spherical titanium metal powders for 3D printing can sell for ~US$250 per kg and we estimate that our operating costs will be $120 per kg (inclusive of a 50% contingency) at the start up capacity of 125 tonnes p.a.  These unit operating costs are expected to significantly fall as we scale production towards our aim of being a titanium metal producer of over 10,000 tonnes p.a. in 5 years.

In summary, over 2022 we confirmed the technical and commercial superiority of our patented titanium metal technologies, progressed our plans to rapidly scale titanium production and made outstanding progress with a wide range of potential customers across the automotive, consumer electronic, bicycle, aerospace and defense sectors.

In 2023, our priorities are to scale our titanium metal production in Utah and Virginia, secure a wide range of long-term customers and continue to expand our highly valuable metal technology patent portfolio.  We believe that IperionX has reached the threshold of rapid growth and commercial success – we are very excited about the next twelve months.

Critical Minerals

Our Critical Minerals business is fundamental to re-building a highly valuable U.S. based titanium and critical mineral supply chain. Our Titan Project in Tennessee covers more than 11,000 acres of surface and mineral rights, and is already the largest JORC compliant mineral resource of titanium, zircon and rare earth critical minerals in the U.S.A.

In 2022, IperionX announced the outstanding results of a Scoping Study on the Titan Project, demonstrating the potential for this asset to be a sustainable, low-cost producer of critical minerals which is forecast to generate strong free cashflow over multiple decades.

The U.S. has quickly become one of the most attractive global jurisdictions to own a critical minerals project.  The passing of the Inflation Reduction Act, and other U.S. government incentive programs, provides a wide range of financial and funding opportunities that will support and enhance the development of the Titan Project.  No other global jurisdiction has the compelling combination of low energy costs, world class infrastructure, skilled workforce, low taxation and high levels of domestic demand.

In 2023, our priorities for the Titan project are to secure the environmental permits and complete the feasibility studies necessary to be construction ready by late 2023. We are experienced developers of highly valuable global mineral projects, and we are confident that the Titan Project will soon be recognized as a world class critical mineral project.

Corporate

In 2022 we continued to grow our talented and experienced team, who are working tirelessly to deliver our vision for a ‘Titanium Age’. We made significant progress in building our team, with senior appointments including President, Chief Operating Officer, VP of Metal Production, VP of Sustainability and VP of Government Affairs.  This outstanding team will continue to grow in 2023.

We are grateful for the long-term support of our shareholders as we build a strong, profitable and highly successful company.  We encourage any of you with questions to make contact with us at any time.

As we look ahead to tasks at hand this year, we remain highly focused and committed to delivering significant value for our shareholders. We will deliver our core priorities, maintain financial discipline, strive for operational excellence and technical innovation. We will continue to invest in our people and our communities – which are essential for our future growth and success.

Thank you again for your support.  We look forward to continuing to work with you to build a very successful future for IperionX.

Sincerely,

Anastasios Arima
CEO and Founder of IperionX

This announcement has been authorized for release by the CEO and Managing Director.

For further information and enquiries please contact:

info@iperionx.com
+1 704 461 8000

i Statista - Smartwatch shipments forecast worldwide from 2016 to 2025
ii LuxeConsult, Morgan Stanley Research estimates
iii Statista - Smartwatches - Statistics & Facts

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, the Company’s ability to comply with the relevant contractual terms to access the technologies, commercially scale its closed-loop titanium production processes, or protect its intellectual property rights, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.

Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.

Cautionary Statements and Important Information

This presentation has been prepared by the Company as a summary only and does not contain all information about assets and liabilities, financial position and performance, profits and losses, prospects, and the rights and liabilities attaching to securities. Any investment in the Company should be considered speculative and there is no guarantee that they will make a return on capital invested, that dividends would be paid, or that there will be an increase in the value of the investment in the future.

The Company does not purport to give financial or investment advice. No account has been taken of the objectives, financial situation or needs of any recipient of this presentation. Recipients of this presentation should carefully consider whether the securities issued by the Company are an appropriate investment for them in light of their personal circumstances, including their financial and taxation position.

Competent Persons Statements

The information in this document that relates to Exploration Results, Mineral Resources, Production Targets, Process Design, Mine Design, Cost Estimates, and Financial Analysis is extracted from IperionX’s ASX Announcement dated June 30, 2022 (“Original ASX Announcement”) which is available to view at IperionX’s website at www.IperionX.com.

The Company confirms that a) it is not aware of any new information or data that materially affects the information included in the Original ASX Announcement; b) all material assumptions and technical parameters underpinning the Production Target, and related forecast financial information derived from the Production Target included in the Original ASX Announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially changed from the Original ASX Announcement.